Exhibit 99.1

PENN WEST ANNOUNCES ITS RESULTS FOR THE THIRD QUARTER
ENDED SEPTEMBER 30, 2010

FOR IMMEDIATE RELEASE, November 5, 2010

PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) is pleased to announce its results for the third quarter ended September 30, 2010

Business Strategy
•
Penn West’s dominance in light-oil plays in Western Canada and its unequalled portfolio of land combined with the application of horizontal multi-stage fracture technology to these assets has generated over 8,000 drilling locations, including 3,800 specific locations and an additional 4,200 potential locations defined by geological mapping.

•
Penn West continues to focus its capital investments on resource plays in the Cardium trend in Alberta, the Colorado Viking trend in Alberta and Saskatchewan, the Amaranth trend in Manitoba and the Carbonates trend in northern Alberta.

•
Penn West has accelerated the appraisal of its heavy oil assets through the Peace River Oil Partnership and its unconventional natural gas assets in the Cordova Embayment area of northeastern British Columbia through its joint venture with Mitsubishi Corporation (“Mitsubishi”).

•
Due to strong drilling results thus far in 2010, $150 million was added to the capital program in the third quarter. Penn West’s revised estimate of 2010 capital expenditures is approximately $1.0 billion.

•	Penn West’s 2011 exploration and development capital program will be in the range of $1.0 - $1.2 billion. Approximately 85 percent of spending will be focused on light-oil projects.
•
Yesterday, the Board of Penn West approved management’s plans for the conversion of Penn West to an exploration and production corporation (“E&P”) on or about January 1, 2011. The expected date for the special meeting at which unitholders will be asked to approve the conversion is December 14, 2010. Penn West will circulate an information circular and proxy statement to unitholders on record in mid-November.

Operations
•
Year to date capital expenditures totalled $787 million and included $92 million of land acquisitions which further strengthened Penn West’s positions in its resource plays. Exploration and development capital expenditures were $293 million in the third quarter of 2010.

•
Third quarter production averaged 164,087 (1) boe per day and was weighted 60 percent to liquids and 40 percent to natural gas. Production for the first nine months of 2010 averaged 164,123 boe per day.

•
Penn West will drill approximately 320 wells in 2010. At the end of the third quarter, 110 wells were on production with approximately 160 wells scheduled to be tied in during the fourth quarter of 2010. The remaining 50 wells will be tied in during the first quarter of 2011.

Cordova Joint Venture
•
On September 23, 2010, Penn West closed a joint venture agreement with a subsidiary of Mitsubishi to develop Penn West’s unconventional natural gas assets located in the Cordova Embayment in northeastern British Columbia. Penn West sold a 50 percent interest in these assets including approximately 2,800 boe per day of production. In exchange, Penn West received approximately $250 million of cash and Mitsubishi’s commitment to fund $600 million of the first $800 million of exploration and development expenditures.

(1)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

2010 THIRD QUARTER RELEASE 1

Financial Results
•
Net debt (1) was reduced by approximately $787 million (2) during the first nine months of 2010 due in part to the proceeds received from an asset exchange, the proceeds from the equity issue, the Peace River Oil Partnership and Cordova Joint Venture.

•
Funds flow (1) of $267 million in the third quarter of 2010 was one percent lower than the $269 million realized in the second quarter of 2010. Basic funds flow was $0.59 per unit (1) in the third quarter of 2010 compared to $0.62 per unit in the second quarter of 2010.

•
Net loss was $25 million ($0.06 per unit-basic) in the third quarter of 2010 compared to net income of $195 million ($0.45 per unit-basic) in the second quarter of 2010. The decline from the second quarter of 2010 was due to unrealized risk management losses and a lower future income tax recovery.

•
The netback (1) of $23.13 per boe in the third quarter of 2010 was two percent lower than the second quarter of 2010. The decline from the second quarter is primarily related to slightly lower commodity prices and an increase in realized losses on our electricity contracts.

Risk Management Activity
•
Penn West has approximately 35 percent of its remaining 2010 crude oil production hedged between US$60.11 per barrel and US$75.72 per barrel and approximately 12 percent of its remaining 2010 natural gas production hedged between $5.93 per mcf and $7.70 per mcf.

•	Penn West has approximately 33 percent of its 2011 crude oil production hedged between US$80.06 per barrel and US$91.98 per barrel.
•	Penn West has approximately 90 percent of its remaining power hedged in 2010 and for 2011 at US$70.09 per MWH and US$63.16 per MWH, respectively.
•
Penn West has foreign exchange contracts which swap approximately US$473 million of US dollar revenue for the remainder of 2010 and 2011 to Canadian dollars at an average rate of one US dollar equals 1.06 Canadian dollars to fix the floor price on a portion of our US dollar denominated oil collars in Canadian dollars.

•	Subsequent to the end of the third quarter, Penn West entered into crude oil collars on 10,000 barrels per day for 2012 at US$83.00 per barrel to US$94.47 per barrel.

Business Environment
•	Crude oil prices averaged WTI US$76.21 per barrel in the third quarter of 2010 compared to WTI US$77.99 per barrel in the second quarter of 2010.
•	The AECO Monthly Index averaged $3.72 per mcf in the third quarter of 2010 compared to $3.86 per mcf in the second quarter of 2010.

Distributions
•
Penn West’s Board of Directors resolved to continue the distribution level at $0.09 per unit, per month, for the remainder of 2010, subject to maintenance of current forecasts of commodity prices, production levels and levels of capital investment. Upon conversion to a corporation, dividends will be paid on a quarterly basis to shareholders of record beginning with the first quarter of 2011.

(1)
The terms “funds flow”, “funds flow per unit-basic”, “netback” and “net debt” are non-GAAP measures. Please refer to the “Calculation of Funds Flow”, “Highlights - Netback per boe” and “Non-GAAP Measures Advisory” sections below.

(2)	Consists of the change in long-term debt, convertible debentures and working capital (excluding future income taxes and risk management), per the Consolidated Balance Sheets.

2010 THIRD QUARTER RELEASE 2

HIGHLIGHTS

	Three months ended September 30			Nine months ended September 30
	2010	2009	% change	2010	2009	% change
Financial (millions, except per unit amounts)
Gross revenues (1)	$728	$800	(9)	$2,252	$2,372	(5)
Funds flow	267	349	(23)	880	1,127	(22)
Basic per unit	0.59	0.84	(30)	2.02	2.75	(27)
Diluted per unit	0.58	0.83	(30)	1.99	2.74	(27)
Net income (loss)	(25)	7	(100)	247	(132)	100
Basic per unit	(0.06)	0.02	(100)	0.57	(0.32)	100
Diluted per unit	(0.06)	0.02	(100)	0.56	(0.32)	100
Capital expenditures, net (2)	(39)	142	(100)	(588)	319	(100)
Long-term debt at period-end	2,260	3,559	(36)	2,260	3,559	(36)
Convertible debentures	255	273	(7)	255	273	(7)
Distributions paid (3)	$203	$188	8	$585	$721	(19)
Payout ratio (4)	76%	54%	22	66%	64%	2
Operations
Daily production
Light oil and NGL (bbls/d)	80,614	77,513	4	78,097	78,141	-
Heavy oil (bbls/d)	17,766	27,070	(34)	18,735	26,621	(30)
Natural gas (mmcf/d)	394	441	(11)	404	449	(10)
Total production (boe/d)	164,087	178,124	(8)	164,123	179,600	(9)
Average sales price
Light oil and NGL (per bbl)	$65.58	$64.15	2	$68.62	$55.58	23
Heavy oil (per bbl)	58.81	58.72	-	60.15	50.94	18
Natural gas (per mcf)	3.68	3.13	18	4.33	4.05	7
Netback per boe
Sales price	$47.48	$44.58	7	$50.16	$41.85	20
Risk management gain	0.58	4.17	(86)	0.06	6.41	(99)
Net sales price	48.06	48.75	(1)	50.22	48.26	4
Royalties	(8.60)	(7.41)	16	(9.05)	(7.12)	27
Operating expenses	(15.78)	(14.90)	6	(15.63)	(14.87)	5
Transportation	(0.55)	(0.53)	4	(0.55)	(0.52)	6
Netback	$23.13	$25.91	(11)	$24.99	$25.75	(3)

(1)    Gross revenues include realized gains and losses on commodity contracts.
(2)    Excludes business combinations and includes net proceeds on property acquisitions and dispositions.
(3)    Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.
(4)    Payout ratio is calculated as distributions paid divided by funds flow. The term “payout ratio” is a non-GAAP measure. See “Non-GAAP Measures Advisory” section below.

2010 THIRD QUARTER RELEASE 3

DRILLING PROGRAM
	Three months ended September 30				Nine months ended September 30
	2010		2009		2010		2009
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	118	86	33	27	217	152	69	49
Natural gas	19	14	11	4	38	25	32	12
Dry	2	2	-	-	2	2	1	1
	139	102	44	31	257	179	102	62
Stratigraphic and service	13	7	5	5	38	24	8	7
Total	152	109	49	36	295	203	110	69
Success rate (1)		98%		100%		99%		99%

(1)    Success rate is calculated excluding stratigraphic and service wells.

Penn West’s 2010 drilling program has been focused on its large, light-oil resource plays throughout Western Canada. As a result of wet weather during the summer months throughout Western Canada, at September 30, 2010, Penn West had approximately 160 wells to be tied-in during the fourth quarter of 2010. During the quarter, excluding stratigraphic and service wells, 99 percent of Penn West’s drilling activity utilized horizontal multi-stage fracture technology.

Penn West’s 2010 capital program has been increased compared to 2009 in anticipation of its conversion to an E&P company and due to stronger commodity prices resulting in an increase in our drilling program.

LAND

	As at September 30
	Producing			Non-producing
	2010	2009	% change	2010	2009	% change
Gross acres (000s)	6,214	6,203	-	2,996	3,192	(6)
Net acres (000s)	4,104	4,124	-	2,085	2,490	(16)
Average working interest	66%	66%	-	70%	78%	(8)

The decline in net acres of non-producing land compared to 2009 was primarily the result of the contribution of assets into the Peace River Oil Partnership, the Cordova Joint Venture and land expirations in non-producing areas.

CORE AREA ACTIVITY

Core Area	Net wells drilled for the nine months ended September 30, 2010	Total land as at September 30, 2010 (thousands of net acres)
Central	25	1,523
Eastern	64	594
Northern	8	788
North West Alberta	26	1,251
Southern	80	2,033
	203	6,189

2010 THIRD QUARTER RELEASE 4

TRUST UNIT DATA
	Three months ended September 30			Nine months ended September 30
(millions of units)	2010	2009	% change	2010	2009	% change
Weighted average
Basic	453.0	418.0	8	436.7	410.3	6
Diluted	453.0	419.6	8	442.0	410.3	8
Outstanding as at September 30				454.7	419.4	8

During the second quarter of 2010, Penn West completed a private placement issuing 23.5 million trust units to its partner in the Peace River Oil Partnership.

Charting our Performance

Letter to our Unitholders

Penn West is aggressively moving to an exploration and production model. We have ramped up our pace of development as we approach conversion in 2011. We believe all the important elements are in place for our transition to a conventional corporate structure. We have improved our balance sheet greatly, established a strong and committed team which is already executing at an exploration pace, and we have developed an inventory of opportunities within our portfolio to fuel our growth in the years to come.

Prior to the end of the third quarter, we announced an increase in our 2010 capital program. This $150 million is being used to ramp up fourth quarter activity, maintain momentum, and set the tone for 2011. We continue to evaluate our strong portfolio of assets and expand our drilling inventory. Rapidly evolving drilling and completion technology has yielded what we believe is the strongest portfolio of light and medium-oil assets in the Western Canada Sedimentary Basin. Currently, the depth of our drilling inventory exceeds 8,000 potential locations, with 2,500 Cardium locations leading the way.

We have demonstrated our ability to execute. To date more than 30 rigs have been contracted for 2011 development work and long-term pricing arrangements are in place for goods and services. We are confident the size and availability of pumping crews and equipment will support our active 2011 completions program.

Our revitalized teams continuously improve the application of horizontal drilling and multi-stage fracture technologies to our oily asset base. Recent improvements in drill bit accuracy, speed and reliability have led to increased drilling efficiency and success. In addition, ongoing improvements in frac techniques and applications allow us to drive costs down while increasing the rates of return.

2010 THIRD QUARTER RELEASE 5

Although the bulk of our focus is on development, we have an active exploration team appraising opportunities both within and external to our portfolio of assets.

In the third quarter we closed our 50/50 joint venture agreement with Mitsubishi Corporation on the Cordova Embayment shale gas property. Strategically, this agreement allows Penn West to appraise this significant asset at a time when natural gas prices remain low and our inventory of light-oil projects continues to expand. The closing of this agreement resulted in Mitsubishi paying Penn West approximately $250 million while committing to invest $600 million of the first $800 million of capital into the project. The growth from this asset will enable us to diversify and balance our asset portfolio over the long term.

As demonstrated at our recent Investor Day held in Calgary, we are transforming Penn West into a leading exploration and production company. Our extensive portfolio of development opportunities and weighting to light oil gives us a strong jump-start as we accelerate activity. We have witnessed a step-change in North America as horizontal multi-frac technology swept the natural gas space. The names that we now associate with dominance in the natural gas space were early movers with large portfolios of land. As we look at Penn West's dominance in light-oil plays in western Canada and our unequalled portfolio of land on these plays, we are excited about our plans for the future.

Unitholders of record will receive a proxy mailing in the coming weeks which will outline our plans for the conversion from an income trust to a corporation. Our Board of Directors is meeting tomorrow to review the finer details of our conversion plans. The special meeting at which unitholders will be asked to approve the conversion is anticipated to be held on December 14, 2010 in Calgary, Alberta. We have been working towards the conversion for several years now, ensuring everything is in place to create a smooth transition from the income trust model. We look forward to this conversion process with the knowledge that we have established a solid foundation from which we can grow Penn West.

On behalf of the Board of Directors,

William E. Andrew Chief Executive Officer	Murray R. Nunns President and Chief Operating Officer
Calgary, Alberta November 4, 2010

2010 THIRD QUARTER RELEASE 6

Outlook

This outlook section is included to provide unitholders with information about our expectations as at November 4, 2010 for production and capital expenditures for 2010 and 2011 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

In September 2010, Penn West added $150 million to its capital program as a result of its successful drilling program and in order to increase its activity levels in anticipation of its conversion to an E&P company. Penn West’s 2010 exploration and development capital expenditures are now expected to be approximately $1.0 billion. Based on this level of capital expenditures Penn West forecasts its 2010 average production to be approximately 165,000 to 167,000 boe per day.

Our prior production forecast, released on August 5, 2010 with our second quarter results and filed on SEDAR at www.sedar.com was based on 2010 average production of 164,000 to 172,000 boe per day. As the end of a reporting period approaches, production guidance ranges are typically narrowed.

Penn West has an exploration and development capital budget for 2011, in the range of approximately $1.0-$1.2 billion. Penn West is focusing its capital program on its suite of large-scale light-oil plays including the Cardium, the Amaranth and the emerging Carbonates play in northwest Alberta. Estimated average production for 2011 ranges from approximately 172,000 to 177,000 boe per day for the year.

Non-GAAP Measures Advisory

The above information includes non-GAAP measures not defined under generally accepted accounting principles (“GAAP”), including funds flow, funds flow per unit-basic, netback, payout ratio and net debt. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess Penn West’s ability to fund distributions and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions and to economically rank projects. Operating margin is calculated as revenue less royalties, operating costs and transportation and is used for similar purposes to netback. Payout ratio is calculated as distributions paid divided by funds flow. Penn West uses payout ratio to assess the adequacy of retained funds flow to finance capital programs. Net debt is calculated as the sum of long-term debt, convertible debentures and working capital (excluding risk management and future income taxes) and is used to assess Penn West’s leverage levels and hence the continuing appropriateness of its distribution and capital investment levels.

2010 THIRD QUARTER RELEASE 7

Calculation of Funds Flow

	Three months ended September 30		Nine months ended September 30
(millions, except per unit amounts)	2010	2009	2010	2009
Cash flow from operating activities	$333	$386	$914	$963
Increase (decrease) in non-cash working capital	(77)	(50)	(72)	115
Asset retirement expenditures	11	13	38	49
Funds flow	$267	$349	$880	$1,127

Basic per unit	$0.59	$0.84	$2.02	$2.75
Diluted per unit	$0.58	$0.83	$1.99	$2.74

Oil and Gas Information Advisory

Please refer to Penn West’s disclaimer on forward-looking statements at the end of this press release. The calculations of barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward- Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the identification of over 8,000 drilling locations on existing Penn West lands; the effects of our joint venture agreement with a subsidiary of Mitsubishi Corporation; the number of wells that will be drilled in 2010 and the anticipated completion and tie-in of certain wells in the fourth quarter of 2010 and the first quarter of 2011; the disclosure contained under the heading "Distributions" regarding our anticipated monthly per unit distribution level (quarterly upon completion of the conversion) and the factors that may affect such distribution level; our plans to convert to an E&P company and the timing thereof; the disclosure contained under the headings "Business Strategy" and "Outlook", which, among other things, sets forth management's expectations as to our capital expenditure levels for 2010 and 2011 and the focus thereof, as well as our forecast average daily production for 2010 and 2011; and the disclosure under the heading "Letter to our Unitholders", which, among other things, sets forth management's expectations as we move towards an E&P structure in connection with our conversion, including the level of focus on development versus exploration activities.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Distributions" and "Outlook".

2010 THIRD QUARTER RELEASE 8

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the completed dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers including our intended conversion to a corporate structure; and the other factors described in Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

2010 THIRD QUARTER RELEASE 9

Penn West Energy Trust
Consolidated Balance Sheets

(CAD millions, unaudited)	September 30, 2010	December 31, 2009

Assets
Current
Accounts receivable	$310	$371
Future income taxes	5	37
Other	103	101
	418	509

Deferred funding obligation	703	-
Property, plant and equipment	9,817	11,347
Goodwill	2,020	2,020
	12,540	13,367
	$12,958	$13,876

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$668	$515
Distributions payable	41	63
Convertible debentures	26	18
Risk management	20	130
	755	726
Long-term debt	2,260	3,219
Convertible debentures	229	255
Asset retirement obligations	581	568
Risk management	31	21
Future income taxes	866	1,169
	4,722	5,958
Unitholders’ equity
Unitholders’ capital	9,057	8,451
Contributed surplus	151	123
Deficit	(972)	(656)
	8,236	7,918
	$12,958	$13,876

2010 THIRD QUARTER RELEASE 10

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings

	Three months ended September 30		Nine months ended September 30
(CAD millions, except per unit amounts, unaudited)	2010	2009	2010	2009

Revenues
Oil and natural gas	$719	$732	$2,249	$2,058
Royalties	(130)	(122)	(406)	(349)
	589	610	1,843	1,709

Risk management gain (loss)
Realized	9	68	3	314
Unrealized	(45)	(58)	110	(447)
	553	620	1,956	1,576

Expenses
Operating	243	248	713	739
Transportation	8	9	25	26
General and administrative	46	43	133	125
Financing	46	43	131	120
Depletion, depreciation and accretion	324	404	993	1,189
Unrealized risk management loss	13	45	10	41
Unrealized foreign exchange gain	(46)	(118)	(27)	(161)
Gain on currency contracts	-	-	-	(75)
	634	674	1,978	2,004
Loss before taxes	(81)	(54)	(22)	(428)

Taxes
Future income tax recovery	(56)	(61)	(269)	(296)

Net and comprehensive income (loss)	$(25)	$7	$247	$(132)

Retained earnings (deficit), beginning of period	$(770)	$(274)	$(656)	$329
Distributions declared	(177)	(188)	(563)	(652)
Deficit, end of period	$(972)	$(455)	$(972)	$(455)

Net income (loss) per unit
Basic	$(0.06)	$0.02	$0.57	$(0.32)
Diluted	$(0.06)	$0.02	$0.56	$(0.32)
Weighted average units outstanding (millions)
Basic	453.0	418.0	436.7	410.3
Diluted	453.0	419.6	442.0	410.3

2010 THIRD QUARTER RELEASE 11

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
(CAD millions, unaudited)	2010	2009	2010	2009

Operating activities
Net income (loss)	$(25)	$7	$247	$(132)
Depletion, depreciation and accretion	324	404	993	1,189
Future income tax recovery	(56)	(61)	(269)	(296)
Unit-based compensation	12	14	36	39
Unrealized risk management loss (gain)	58	103	(100)	488
Unrealized foreign exchange gain	(46)	(118)	(27)	(161)
Asset retirement expenditures	(11)	(13)	(38)	(49)
Change in non-cash working capital	77	50	72	(115)
	333	386	914	963

Investing activities
Additions to property, plant and equipment	(293)	(171)	(787)	(492)
Acquisition of property, plant and equipment	(151)	(24)	(479)	(31)
Disposition of property, plant and equipment	278	53	1,144	204
Change in non-cash working capital	152	11	146	(109)
	(14)	(131)	24	(428)

Financing activities
Decrease in bank loan	(169)	(101)	(1,235)	(372)
Proceeds from issuance of notes	-	-	304	238
Issue of equity	18	12	484	270
Distributions paid	(168)	(166)	(491)	(636)
Redemption / maturity of convertible debentures	-	-	-	(4)
Repayment of acquired credit facilities	-	-	-	(31)
	(319)	(255)	(938)	(535)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$-	$-

Interest paid	$27	$34	$91	$104
Income taxes recovered	$-	$-	$(1)	$(3)

2010 THIRD QUARTER RELEASE 12

Investor Information

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 10:00 a.m. Mountain Time (12:00 p.m. Eastern Time) on November 5, 2010.

To listen to the conference call, please call 800-952-4972 (North American toll-free).

This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL:
http://events.digitalmedia.telus.com/pennwest/110510/index.php

A taped recording will be available until November 19, 2010 by dialing 800-408-3053 (North American toll-free) and entering pass code 3676641.

Penn West expects to file its Management’s Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 - Ninth Avenue S.W. Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com

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